Amsterdam, 21 January 2022

Just Eat Takeaway.com announces departure of Gwyn Burr

Exhibit 99.1

Just Eat Takeaway.com N.V. (AMS: TKWY, LSE: JET), hereafter the “Company” or “Just Eat Takeaway.com” and together with its subsidiaries, the "Just Eat Takeaway.com Group", was informed that Gwyn Burr has decided not to be available for reappointment as member of the Just Eat Takeaway.com supervisory board. She will therefore resign effective as per the end of the annual General Meeting on 4 May 2022.

Gwyn Burr joined the Just Eat Takeaway.com supervisory board following the completion of the transaction between Just Eat and Takeaway.com on 9 January 2020, after having been a non-executive director of Just Eat plc since March 2014 and a senior independent director since July 2019.

Statement of Jitse Groen, CEO of Just Eat Takeaway.com: “Gwyn has been instrumental in merging Just Eat and Takeaway.com. She has brought the company to a higher standard and I would like to thank her for the vigour and professionalism with which she has contributed to both Just Eat and Just Eat Takeaway.com in her long tenure with the Company.”

The Management Board, 21 January 2022

Jitse Groen, CEO Brent Wissink, CFO Jörg Gerbig, COO

Investor Relations:

Joris Wilton

E: IR@justeattakeaway.com

Media:

E: press@justeattakeaway.com

For more information, please visit our corporate website: https://www.justeattakeaway.com/

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY, NASDAQ: GRUB) is a leading global online food delivery marketplace outside China.

Headquartered in Amsterdam, the Company is focused on connecting consumers and restaurants through its platforms. With over 580,000 connected restaurants, Just Eat Takeaway.com offers consumers a wide variety of food choice. Just Eat Takeaway.com mainly collaborates with delivery restaurants. In addition, Just Eat Takeaway.com provides its proprietary restaurant delivery services for restaurants that do not deliver themselves.

The combination of Just Eat and Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United States, United Kingdom, Germany, the Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Norway, Poland, Portugal, Romania, Slovakia, Spain and Switzerland, as well as through partnerships in Colombia and Brazil.